05035520

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 4 2005 WASH. D.C. 202

SEC FILE NUMBER
8- 52713

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Caris & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12526 High Bluff Drive, Suite 290
(No. and Street)

San Diego (City) CA (State) 92009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandie Turley 858-704-0319
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald W. Stoker, P.C.
(Name – *if individual, state last, first, middle name*)

5743 E. Thomas Rd. Ste. 1 (Address) Scottsdale (City) AZ (State) 85251 (Zip Code)

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 1 1 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandie Turley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Caris & Company, Inc., as of December, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

RITA A. COUSIN
Commission # 1468644
Notary Public - California
San Diego County
My Comm. Expires Feb 7, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARIS & COMPANY, INC.
(an Illinois Corporation)

CARIS FINANCIAL STATEMENTS AND SUPPORTING SCHEDULES PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2004

DONALD W. STOKER, P.C.
CERTIFIED PUBLIC ACCOUNTANT

CONTENTS

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

INDEPENDENT AUDITOR'S REPORT

February 23, 2005

TO THE BOARD OF DIRECTORS
CARIS & COMPANY, INC.
San Diego, California

We have audited the accompanying statement of financial condition of **CARIS & COMPANY, INC.** as of December 31, 2004 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **CARIS & COMPANY, INC.** as of December 31, 2004 and the results of its operation and cash flows for the period then ended in conformity with generally accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a require part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald W. Stoker

Donald W. Stoker, P.C.
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash in Bank	$ 966,395
Deposit with clearing organization	207,016
Other Receivables	60,445
Equipment and leasehold improvement-net of accumulated depreciation of $53,072	204,077
Prepaid expenses	31,658
Deposits	32,479
TOTAL ASSETS	**$ 1,502,070**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 180,162
Compensation and benefits payable	472,857
Capitalized lease payable	39,931
Subordinated loan payable	377,110
TOTAL LIABILITIES	**1,070,060**

STOCKHOLDERS EQUITY	
Preferred stock - Series A - $1 noncumulative - $1 par value nonvoting - authorized 2,000 issued and outstanding 250	250
Common Stock - No par value authorized 2,000,000 shares - issued and outstanding 886,500 shares	1,445,000
Additional paid-in capital	249,750
Accumulated deficit	(1,262,990)
TOTAL STOCKHOLDERS EQUITY	**432,010**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$ 1,502,070**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDING DECEMBER 31, 2004

REVENUE	
Brokerage Commissions	$ 5,586,859
Commodities revenue	710,558
Securities trading revenue	295,975
Interest and Dividends	1,886
Research revenue	304,236
Miscellaneous	220,587
TOTAL REVENUE	**7,120,101**
EXPENSE	
Compensation and related benefits	5,339,003
Professional	137,847
Brokerage expenses	335,208
Rent and occupancy costs	511,942
Office expenses	158,824
Communication Expense	604,285
Advertising	38,341
Interest 14,260	
License and permits	72,164
Media	22,872
Travel and Entertainment	316,359
Insurance	43,095
Subscriptions and Fees	34,670
Depreciation Expense	36,729
Other expense	4,689
TOTAL EXPENSE	**7,670,288**
NET LOSS BEFORE INCOME TAXES	(550,187)
PROVISION FOR INCOME TAXES	**800**
NET INCOME FROM CONTINUING OPERATIONS	**(550,987)**
Discontinued operations	
Income from discontinued Chicago operations	**56,169**
Gain on sale of assets	**239,799**
Total gain on disposition	**295,968**
PRIOR PERIOD ADJUSTMENT	**(79,544)**
NET LOSS	**$(334,563)**

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Preferred Stock	Additional Paid In Capital	Accumulated (Deficit)	Total
Balance: December 31, 2003	$706,000	$	$	$ (9,582)	$ 696,418
Common Stock Issued	740,000				740,000
Preferred stock Issued		250	249,750		250,000
Reduction for Liquidated Dividend	(1,000)			(918,845)	(919,845)
Net income/ (loss) for year ended December 31, 2004				(334,563)	(334,563)
Balance at December 31, 2004	$1,445,000	$ 250	$ 249,750	$(1,262,990)	$ 432,010

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME/(LOSS)	$ (334,563)
Adjustments to convert net income to net cash flow from operating activities:	
Depreciation and Amortization	36,730
Net Change in:	
Deposit with clearing organization	523,630
Change in accounts Receivable	263,145
Change in receivable due from shareholder	83,141
Change in prepaid expenses	31,658
Change in security deposits	(8,279)
Change in compensation and benefits payable	74,883
Change in accounts payables and accrued expenses	112,186
Change in loan from shareholder	208,118
Total Adjustments	1,325,212
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ 958,991
CASH FLOWS FROM INVESTING ACTIVITIES	
Net increase in equipment and leasehold improvements	(271,289)
NET CASH FLOWS FROM INVESTING ACTIVITIES	$(271,289)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net increase in Lease Payables	39,931
Liquidation Proceeds	(918,845)
Proceeds from issuance of preferred stock and common stock	990,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	$ 111,086
NET CHANGE IN CASH	$ 798,788
CASH - BEGINNING OF YEAR	$ 167,607
CASH - END OF YEAR	**$ 966,395**

See Accountant's Report
The accompanying notes are an integral part of the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF CREDITORS
DECEMBER 31, 2004

Balance of Subordinated Liability December 31, 2003	$ 0
Additional Contributions Loan	377,110
Balance of Subordinated Liability December 31, 2004	$ 377,110

See Accountant's Report
The accompanying notes are an integral part of
the financial statements.

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1: ACCOUNTING POLICIES

Caris & Company, Inc. (the Company) offers various securities and broker and dealer services. These statements have been prepared in accordance with standards established for the securities broker and dealer industry.

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer, who, in turn, carries all the accounts of such customers.

Securities transactions and related commission revenue and expense are records on a settlement date basis. Leasehold improvements and office equipment are recorded at cost and depreciated over the estimated useful lives, using straight-line methods. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from these respective accounts and the resulting gain or loss included in current income. Depreciation in the amount of $36,730 is included in current operations.

Repairs and maintenance charges which do not increase the useful lives of the assets are charged to income as incurred.

For purposes of the statement of cash flows, the Company considers all highly liquid securities with a maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company had net capital of $473,064 which was $405,765 in excess of its required net capital of $100,000.

NOTE 3: COMMITMENTS

The Company has operating leases for its office facilities in San Diego, San Francisco, Boston, and New York. The Company also leased a portion of its

NOTE 3: COMMITMENTS CONT'D

office equipment through 2005. The Company's obligation related thereto is as follows:

2005	468,503
2006	429,460
2007	373,374
2008	252,859
Total obligation	$1,524,196

Rent expense for the period ending December 31, 2004 was $402,389.

NOTE 4: LEASES

The Company leases its office facilities in various locations under operating lease agreements that expire from 2005 to as long as 2008. The Company also leases some of its office equipment under various leases which expires as early as February 2005 and as late as September 2005. Those obligations are included in the annual totals included in the commitments disclosure.

The Company also leases some of its office equipment. Those leases are finance leases and are required to be capitalized.

The Company's equipment finance leases are presented as follows:

Year ending December 31, 2004	$49,473
Less Amount representing interest	9,542
Present value of net minimum capital lease	39,931
Less current portion	31,409
Obligation under capital leases excluding current portion	$ 8,522

NOTE 5: SUBORDINATED LOAN

On April 2004, the Company borrowed from its majority shareholder the sum of $368,992 which was due and payable on May 31, 2007. The loan bears interest at the rate of 3.3% per annum. The interest accrued on this note is $8,118.

NOTE 6: CREDIT RISK

Although certain customers with margin accounts are cleared by another broker-dealer on a fully disclosed basis, the Company may be exposed to off-balance sheet risk in the event such customers are unable to fulfill their contractual obligations.

Donald W. Stoker
Certified Public Accountant

NOTE 6: CREDIT RISK CONT'D

In addition, the Company is involved in the speculative trading of securities, including short securities and margin accounts, which carries substantial risks. The Company participates in the trading of short securities position that it does not own. When the Company participates in short selling, it is obligation to purchase such securities at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market value of the short securities positions increases prior to when the Company subsequently close the positions through the purchase of such securities. The Company seeks to limit the potential for losses through ongoing monitoring and the establishment of offsetting positions, however, losses may nevertheless occur.

NOTE 7: INCOME TAX

Since inception the Company has operated as an S corporation as defined by the Internal Revenue Code until December 20, 2004. The Company issued preferred stock which is not allowable under Internal Revenue Code section 1372; therefore, the corporation for the tax purposes will be taxed as a regular corporation for the ten day period and subsequent years. For the ten days from December 21, 2004 to December 31, 2004, the Company experienced an operating loss which will be available to carry forward for fifteen years.

NOTE 8: RELATED PARTIES

The Company borrowed $368,992 in a subordinated loan agreement executed by the Company and approved by the NASD. The interest accrued on this note is $8,118.

NOTE 9: EQUITY

In June 2004, the Company entered into an agreement to split-off the operations of AOS, Inc. another broker-dealer and a wholly-owned subsidiary of Company. A twenty percent shareholder exchanged his shares in the Company for shares in the AOS, Inc. All the assets and liabilities of the operation were transferred as well as substantial amounts of cash which reduced the retained earnings and stockholders equity accounts of the Company. The year to date profits are reflected in the income statement.

The Company issued 250 shares at $1 par value, preferred class A stock to one investor on December 20, 2004.

On May 2004, the Company had a 200 for one stock split of its common shares and adjusted the stockholders equity accordingly. After the split, the Company issued additional no par value shares to various investors in consideration of $535,000 contribution of capital.

CARIS & COMPANY, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Donald W. Stoker
Certified Public Accountant

NOTE 10: PRIOR PERIOD ADJUSTMENT

During the current audit of the Company's books and records, it was discovered that the Company had not accrued accounts payable in the amount of $77,000 as well as certain assets were not recorded as finance leases and depreciation expense should have also been charged on those assets. Those amounts were adjusted in the books and records accordingly.

NOTE 11: SUBSEQUENT EVENTS

The Company adopted an equity stock incentive plan. The plan adopted allows the Company to grant awards to various employees as Incentive Stock Options, Nonstatutory Stock Options, stock bonuses or rights to acquire restricted stock. The Company has granted various options or rights to acquire restricted stock for employees to acquire 287,000 shares for consideration of either compensation or cash option prices of $300,000.

CARIS & COMPANY, INC.

SUPPLEMENTAL SCHEDULES

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Total Ownership equity qualified for net capital	$ 432,010
Additions:	-
Allowable Subordinated loan	377,110
Total	809,120
Deductions: Non-Allowable Assets & Haircuts	
Nonallowable assets	$ 328,659
Options	5,351
Undue Concentration	2,145
Total Deductions	(336,455)
Net Capital	$ 472,665

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$ 44,865
Minimum Dollar Net Capital Requirement	$ 100,000
Net Capital Requirement (greater of above)	$ 100,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities	$ 672,985
Sub-total	$ 672,985
Less:Non AI items:	0
Total Aggregate Indebtedness	$ 672,985

Donald W. Stoker
Certified Public Accountant

CARIS & COMPANY, INC.

DECEMBER 31, 2004

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENT OF REQUIREMENTS OF RULE 15C3-3

The company's transactions with customers consist exclusively of acting as an introducing broker-dealer to a clearing broker-dealer on a fully disclosed basis. The Company transmits all customer funds and securities to the clearing broker-dealer who, in turn carries all the accounts of such customers. The Company therefore meet the requirement of paragraph (k)(2)(II) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X17A-5 AS OF THE SAME DATE

Net Capital per Amended Focus Report	$ 473,064
Changes resulting from audit adjustments	
Net capital per audit report	$ 473,064

Donald W. Stoker
Certified Public Accountant

Donald W. Stoker, P.C.
Certified Public Accountant
5743 East Thomas Road, Suite 1
Scottsdale, AZ 85251
Tel (480) 425-7030
Fax (480) 425-7046

February 15, 2005

Board of Directors
Caris & Company, Inc.
San Diego, California

Gentlemen:

In planning and performing our audit of the financial statements of CARIS & COMPANY, INC. for the period ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the securities and exchange Commission, we have made a study of the practices and procedures(including test of compliance with such practice and procedures) followed by Heritage West Securities, Inc. that we considered relevant to the objective stated in Rule 17a-5(g)(1) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examination, courts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors on the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. The objectives of a system and the practice and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that, transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) list additional objective of the practice and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal accounting control procedures or the practice and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also projection of any

evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amount that would be material in relation to the financial statement being audited my occur and not be detected with a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are consider by the commission to adequate its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, In. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Donald W. Stoker

Donald W. Stoker
Certified Public Accountant
Scottsdale, Arizona